Exhibit 12.1

Residential Capital, LLC

Exhibit 12.1 — Computation of the Ratio of Earnings to Fixed Charges

The following table sets forth our ratio of earnings to fixed charges on a historical basis for the periods indicated for the years ended December 31, 2008, 2007 and 2006. For purposes of computing the ratio of earnings to fixed charges, earnings represent income before taxes and fixed charges. Fixed charges consist of interest expense and one-third of rental expense, which we believe to be representative of the interest portion of rent expense.

	Year Ended December 31,
(Dollars in thousands)	2008	2007	2006
	(Dollars in thousands)
Net (loss) income before adjustment for minority interest	$(5,572,957)	$(4,252,310)	$714,747
Income tax (benefit) expense	(10,171)	19,790	(289,173)
Equity-method investee distribution	111,369	65,397	651,402
Equity-method investee earnings	36,376	79,794	(499,953)
Interest expense	3,894,384	6,560,846	6,460,220
Interest portion of rental expense	31,004	42,760	41,658

Earnings available to cover fixed charges	$(1,509,995)	$2,516,277	$7,078,901

Fixed Charges:

Interest expense	$3,894,384	$6,560,846	$6,460,220
Interest portion of rental expense	31,004	42,760	41,658

Total fixed charges	$3,925,388	$6,603,606	$6,501,878

Ratio of earnings to fixed charges(a)	—	0.38	1.09

(a)	Earnings available for fixed charges for the year ended December 31, 2008 is negative, and therefore, no ratio to fixed charges is calculated and the earnings available for fixed charges is inadequate to cover total fixed charges. The ratio calculation indicates a less than one-to-one coverage for the year ended December 31, 2007. The deficit amounts for the ratio are $5.4 and $4.1 billion, for the years ended December 31, 2008 and 2007, respectively